Exhibit 99.1

Caesarstone Reports Second Quarter 2013 Results

•      Second Quarter Revenue Up 17.9% to a Record of $89.0 million
•      Net Income Attributable to Controlling Interest Up 68.7% to $19.7 million
•      EPS of $0.56; Adjusted EPS of $0.53

MP MENASHE, Israel--(BUSINESS WIRE) -- Caesarstone Sdot-Yam Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, today reported financial results for its second quarter ended June 30, 2013.

Revenues in the second quarter of 2013 increased by 17.9% to a record $89.0 million compared to $75.4 million in the same quarter of the prior year. Growth in revenues was primarily driven by continued increases in sales in the United States and Canada, up 33.6% and 35.3%, respectively, compared to the same period in the prior year.  On a constant currency basis, second quarter revenue growth was 17.7% compared to the same period last year.

Yosef Shiran, Chief Executive Officer, commented, "We are pleased to report another record quarter for sales and profitability, particularly in our fast-growing North American markets where quartz is increasingly embraced. This includes our Super-Natural design which has demonstrated rapid, global success.  We continue to look forward to completing capacity expansion projects both in Israel and the United States to reinforce our growth capability, maintain our leadership position and create growth and value for both our customers and our shareholders."

Gross margin in the second quarter was 49.8% and included a $3.5 million one-time positive impact associated with a change in estimate for the value of inventory following the implementation of the Company’s new ERP system in April of 2013.  Excluding this benefit, adjusted gross margin in the second quarter was 45.9%, an improvement of 290 basis points compared to 43.0% in the same period in the prior year.  This year-over-year improvement resulted from benefits of scale, higher margins associated with new products and favorable changes in the regional mix of revenues.

Operating expenses in the second quarter were $22.1 million, including $1.4 million of non-recurring expense associated with the Company’s recent secondary offering.  Excluding this cost, adjusted operating expenses were $20.6 million, or 23.2% of revenues. This compares to the prior year's second quarter level of $19.6 million, or 25.9% of revenues, which is adjusted to exclude a $1.0 million credit associated with the reversal of a litigation reserve.

Operating income in the second quarter was $22.2 million on a GAAP basis compared to GAAP operating income of $13.9 million in the second quarter of 2012.

Adjusted EBITDA, which excludes share-based compensation, the excess cost of acquired inventory and other non-recurring costs mentioned above, increased by 36.9% to $24.6 million in the second quarter, a margin of 27.7%. This compares to adjusted EBITDA of $18.0 million, a margin of 23.8% in the second quarter of the prior year.

Finance income in the second quarter was $0.4 million, the same as in the prior year’s second quarter.

The Company reported GAAP net income attributable to controlling interest for the second quarter of 2013 of $19.7 million compared to $11.7 million in the same quarter in the prior year.  Diluted earnings per share for the second quarter were $0.56 on 35.1 million shares compared to $0.34 per diluted ordinary share on 34.4 million shares in the prior year's second quarter.

Adjusted net income attributable to controlling interest for the second quarter was $18.6 million, an increase of 55.2%, compared to $12.0 million in the same quarter in the prior year. Adjusted earnings per diluted share for this year's second quarter were $0.53 compared to $0.35 per diluted share in the prior year period.

The Company's balance sheet as of June 30, 2013 remained solid with cash and bank deposits of $79.6 million.  Net cash grew by $11.3 million from December 31, 2012 and was $61.1 million as of June 30, 2013. The Company continues to believe its cash position and expected cash flows will be sufficient to fund its need for capital expenditures and working capital for the foreseeable future.

The Company noted that it had revised the capital expenditure forecast for its planned US production facility to $100 million from $75 million to reflect capability enhancements and greater efficiency.

Guidance

The Company today issued updated guidance to reflect its strong financial performance in the first half.  The Company is reiterating its prior guidance for 2013 revenue in the range of $330 million to $340 million and is increasing its guidance for 2013 adjusted EBITDA to a new range of $82 million to $85 million.

The Company noted that the increase from its prior adjusted EBITDA expectation of $76 million to $80 million and its revenue reiteration assume a negative currency impact due to the continuation of current exchange rates in the second half of the year.  The company commented that sequential growth is limited by capacity until year-end.

Conference Call Details

Yosef Shiran, the Company's Chief Executive Officer, and Yair Averbuch, the Company's Chief Financial Officer, will host a conference call today, August 7, 2013, at 8:30 a.m. ET to discuss the results of the second quarter ended June 30, 2013, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-888-430-8694 or +1-719-325-2315 (international). Israeli participants can dial in at 1-80-924-5906. The pass code is 9272857.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter pass code 9272857. The replay will be available beginning at 11:30 a.m. ET on August 7, 2013 and will last through 11:59 PM ET August 21, 2013.

About Caesarstone
Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supremo, Motivo and Concetto — are available in over 40 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; unpredictability of seasonal fluctuations in revenues; the outcome of silicosis claims and the claim by our former quartz processor; fluctuations in currency exchange rates; delays in manufacturing if our suppliers are unable to supply raw materials; cost overruns or changes implemented in the course of constructing our new production facility; and other factors discussed under the heading "Risk Factors" in the final prospectus for our initial public offering and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
James Palczynski
Senior Managing Director
ICR, Inc.
+1 (203) 682-8229

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated balance sheets

	As of
U.S. dollars in thousands	June 30, 2013	December 31, 2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$30,858	$29,033
Short-term bank deposits	48,700	43,700
Trade receivables	51,289	44,066
Other accounts receivable and prepaid expenses	22,999	16,238
Inventories	53,300	50,550

Total current assets	207,146	183,587

LONG-TERM ASSETS:
Severance pay fund	3,649	3,424
Long-term deposits and prepayments	1,517	1,198

Total long-term assets	5,166	4,622

PROPERTY, PLANT AND EQUIPMENT, NET	85,942	72,987

OTHER ASSETS	15,052	16,898

GOODWILL	40,410	42,955

Total assets	$353,716	$321,049

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$6,249	$5,248
Current maturities of long-term loans	75	5,500
Trade payables	42,429	36,925
Account payables to related parties	2,623	2,888
Accrued expenses and other liabilities	18,155	15,314

Total current liabilities	69,531	65,875

LONG-TERM LIABILITIES:

Long-term loan and a financing leaseback from related party	12,184	12,188
Accrued severance pay	4,287	3,989
Long-term warranty provision	1,641	1,599
Deferred tax liabilities, net	5,813	6,375

Total long-term liabilities	23,925	24,151

REDEEMABLE NON-CONTROLLING INTEREST	7,370	7,106

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Share capital -
Ordinary shares	363	360
Additional paid-in capital	137,744	135,437
Accumulated other comprehensive income	4,944	8,517
Retained earnings	109,839	79,603

Total equity	252,890	223,917

Total liabilities and equity	$353,716	$321,049

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated statements of income

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands (except per share data)	2013	2012	2013	2012

Revenues	$88,977	$75,440	$165,421	$142,786
Cost of revenues	44,657	42,976	86,884	82,171

Gross profit	44,320	32,464	78,537	60,615

Operating expenses:
Research and development, net	553	572	1,026	1,309
Marketing and selling	12,996	11,688	25,470	23,582
General and administrative	8,529	6,298	16,728	14,657

Total operating expenses	22,078	18,558	43,224	39,548

Operating income	22,242	13,906	35,313	21,067
Finance expenses (income), net	(404)	(443)	(215)	1,012

Income before taxes on income	22,646	14,349	35,528	20,055
Taxes on income	2,481	2,577	4,653	3,332

Net income	20,165	11,772	30,875	16,723

Net income attributable to non-controlling interest	(447)	(82)	(639)	(211)
Net income attributable to controlling interest	$19,718	$11,690	$30,236	$16,512
Diluted net income per share of ordinary shares	$0.56	$0.34	$0.86	$0.53
Weighted average number of ordinary shares used in computing basic income per share	34,600,249	34,365,250	34,596,889	30,918,151
Weighted average number of ordinary shares used in computing diluted income per share	35,139,901	34,376,537	35,061,710	30,928,511

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated statements of cash flows

	Six months ended June 30,
U.S. dollars in thousands	2013	2012

Cash flows from operating activities:

Net income	$30,875	$16,723
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,297	7,327
Share-based compensation expense	1,500	2,039
Decrease in share-based payment	-	(1,402)
Accrued severance pay, net	75	42
Changes in deferred tax, net	240	(911)
Capital gains	(16)	-
Foreign currency translation gains	(132)	293
Increase in trade receivables	(7,223)	(9,818)
Increase in other accounts receivable and prepaid expenses	(7,563)	(3,197)
Increase in inventories	(2,750)	(1,958)
Decrease in trade payables	(2,705)	(128)
Increase in warranty provision	76	34
Increase (decrease) in accrued expenses and other liabilities including related parties	3,877	(7,002)

Net cash provided by operating activities	23,551	2,042

Cash flows from investing activities:

Investment in short-term deposits	(5,000)	-
Purchase of property, plant and equipment	(10,275)	(5,863)
Acquisition of U.S. Quartz Products, Inc.	-	(6,500)
Acquisition of the business of Prema Asia Marketing PTE Ltd.	-	(150)
Decrease (increase) in long term deposits	(319)	49

	(15,594)	(12,464)
Net cash used in investing activities

Cash flows from financing activities:

Dividend paid	-	(27,182)
Receipt from issuance of ordinary shares, net	-	75,469
Repayment of long-term loans	(5,297)	(6,802)
Short-term bank credit and loans, net	1,001	(720)
Repayment of a financing leaseback related to Bar-Lev transaction	(566)	-

Net cash provided by (used in) financing activities	(4,862)	40,765

Effect of exchange rate differences on cash and cash equivalents	(1,270)	(2,701)

Increase in cash and cash equivalents	1,825	27,642
Cash and cash equivalents at beginning of year	29,033	11,950

Cash and cash equivalents at end of year	30,858	39,592

non - cash investing and financing activities:
Purchase of fixed assets with credit from suppliers	8,246	1,731

Caesarstone Sdot-Yam Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2013	2012	2013	2012

Reconciliation of Net Income to Adjusted EBITDA:
Net income	$20,165	$11,772	$30,875	$16,723
Finance expenses (income), net	(404)	(443)	(215)	1,012
Taxes on income	2,481	2,577	4,653	3,332
Depreciation and amortization	3,684	3,738	7,297	7,327
Excess cost of acquired inventory (a)	72	200	142	669
Share-based compensation expense (b)	611	1,144	1,500	1,387
Inventory - change of estimate (c)	(3,458)	-	(3,458)	-
Follow-on expenses (d)	1,470	-	1,470	-
IPO bonus (e)	-	-	-	1,970
Caesarstone USA contingent consideration adjustment (f)	-	-	-	255
Litigation credit (g)	-	(1,001)	-	(1,001)
Adjusted EBITDA	$24,621	$17,987	$42,264	$31,674

(a)
Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of the company's subsidiaries, Caesarstone USA's inventory at the time of its acquisition and Caesarstone Australia Pty Limited's inventory that was purchased from its distributor, and the standard cost of the Company's inventory, which adversely impacts the company's gross margins until such inventory is sold. The majority of the inventory purchased from the Australian distributor was sold in 2012.

(b)
In 2012, share-based compensation consists primarily of expenses related to the stock options granted to employees of the Company, as well as changes in the value of share-based rights granted to the Company's Chief Executive Officer in January 2009. In 2013, share-based compensation consists of expenses related to the stock options granted to employees of the Company.

(c)	Relates to a change in estimate for the value of inventory following the implementation of the Company’s new ERP system in April 2013.
(d)
Consists of direct expenses related to a follow on-offering that closed in April 2013, including a bonus declared by Tene to certain employees of the Company that under US GAAP the Company is required to expense against paid-in capital.

(e)
Consists of the payment of $1.72 million to certain employees of the Company and $0.25 million to the Company's Chairman for their contribution to the completion of the Company's initial public offering, or IPO.

(f)	Relates to the change in fair value of the contingent consideration that was part of the consideration transferred in connection with the acquisition of Caesarstone USA.
(g)
Since mid-2010, the Company has been engaged in litigation with the former CEO of Caesarstone Australia ("CSA"), which included, among other things, his claim seeking an order requiring the Company to purchase his shares in CSA in accordance with his agreement with the Company and CSA or at a fair and reasonable price. In May 2012, the Company entered into a settlement agreement with the former CEO of CSA pursuant to which he transferred the ownership in any shares in CSA he received in connection with his employment with CSA.  The Company made no payment in consideration for such transfer or any other payment in favor of the former CEO. As a result of this settlement, the Company has reversed the liability connected to this litigation and the adjustment is presented net of the related litigation expenses incurred for the settlement process.

Caesarstone Sdot-Yam Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2013	2012	2013	2012

Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$19,718	$11,690	$30,236	$16,512
Excess cost of acquired inventory (a)	72	200	142	669
Share-based compensation expense (b)	611	1,144	1,500	1,387
IPO bonus (c)	-	-	-	1,970
Caesarstone USA contingent consideration adjustment (d)	-	-	-	255
Inventory - change of estimate (c)	(3,458)	-	(3,458)	-
Follow-on expenses (f)	1,470	-	1,470	-
Litigation credit (g)	-	(1,001)	-	(1,001)
Total adjustments before tax	(1,305)	343	(346)	3,280
Less tax on above adjustments (h)	(207)	37	(45)	357
Total adjustments after tax	(1,098)	305	(301)	2,923

Adjusted net income attributable to controlling interest	$18,620	$11,996	$29,935	$19,435
Adjusted diluted EPS	0.53	0.35	0.85	0.63

(a)
Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of the company's subsidiaries, Caesarstone USA's inventory at the time of its acquisition and Caesarstone Australia Pty Limited's inventory that was purchased from its distributor, and the standard cost of the Company's inventory, which adversely impacts the company's gross margins until such inventory is sold. The majority of the inventory purchased from the Australian distributor was sold in 2012.

(b)
In 2012, share-based compensation consists primarily of expenses related to the stock options granted to employees of the Company, as well as changes in the value of share-based rights granted to the Company's Chief Executive Officer in January 2009. In 2013, share-based compensation consists of expenses related to the stock options granted to employees of the Company.

(c)	Consists of the payment of $1.72 million to certain employees of the Company and $0.25 million to the Company's Chairman for their contribution to the completion of the Company's IPO.
(d)	Relates to the change in fair value of the contingent consideration that was part of the consideration transferred in connection with the acquisition of Caesarstone USA.
(e)	Relates to a change in estimate for the value of inventory following the implementation of the Company’s new ERP system in April 2013.
(f)
Consists of direct expenses related to a follow on-offering that closed in April 2013, including a bonus declared by Tene to certain employees of the Company that under US GAAP the Company is required to expense against paid-in capital.

(g)
Since mid-2010, the Company has been engaged in litigation with the former CEO of Caesarstone Australia ("CSA"), which included, among other things, his claim seeking an order requiring the Company to purchase his shares in CSA in accordance with his agreement with the Company and CSA or at a fair and reasonable price. In May 2012, the Company entered into a settlement agreement with the former CEO of CSA pursuant to which he transferred the ownership in any shares in CSA he received in connection with his employment with CSA.  The Company made no payment in consideration for such transfer or any other payment in favor of the former CEO. As a result of this settlement, the Company has reversed the liability connected to this litigation and the adjustment is presented net of the related litigation expenses incurred for the settlement process.

(h)
The tax adjustments for the three and six months ended June 30, 2012 were based on the effective tax rate for 2011. The tax adjustments for the three and six months ended June 30, 2013, were based on the effective tax rate for the six months ended June 30, 2013.

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2013	2012	2013	2012

USA	30,890	23,119	54,596	41,893
Australia	23,612	21,670	42,995	40,701
Canada	13,129	9,707	23,844	18,504
Israel	9,978	8,735	20,531	18,000
Europe	4,497	5,445	10,389	11,170
Rest of World	6,871	6,764	13,066	12,518
	$88,977	$75,440	$165,421	$142,786